EXHIBIT 99.1

Management’s

Discussion and Analysis

MONTREAL, QUEBEC, APRIL 28, 2005

Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar”, “we”, “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. excluding its interest in joint ventures including, among others, Norampac Inc. (“Norampac”). Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This interim MD&A should be read in conjunction with Domtar’s unaudited interim consolidated financial statements and notes thereto as well as with Domtar’s most recent annual MD&A and audited consolidated financial statements and notes thereto1.

     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

FORWARD-LOOKING STATEMENTS
This MD&A contains statements that are forward-looking in nature. Statements including the words “believe”, “expect”, “anticipate”, “aim”, “target”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions are forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, our ability to integrate acquired businesses into our existing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. Therefore, Domtar’s actual results may be materially different from those expressed or implied by such forward-looking statements.

FIRST QUARTER 2005 OVERVIEW

We returned to profitability in the first quarter of 2005 with net earnings of $10 million. The business environment was comparable to that which prevailed in the fourth quarter of 2004. Costs for freight, wood, chemicals and energy, as well as a weak U.S. dollar continued to negatively impact our earnings. However, we benefited from higher paper and lumber shipments, improved pulp and lumber average selling prices and, more importantly, from our resolve to pursue announced specific cost reduction initiatives. Our ongoing efforts have enabled us to reach approximately 45% of our goal to achieve a cost reduction run-rate of $100 million by the end of 2005.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.

PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate six pulp and paper facilities in Canada and five in the United States, with an annual paper production capacity of approximately 2.6 million tons, complemented by strategically located warehouses and sales offices. Over 50% of our paper production capacity is located in the United States and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication and technical and specialty applications. The chart below illustrates our principal paper products and our annual paper production capacity.

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On December 9, 2004, we announced the indefinite closure of the pulp mill, one paper machine and its sheeter at our Cornwall paper mill until economic and market conditions allow these assets to operate profitably. This indefinite closure, impacting 85,000 tons of paper, has been reflected in the above capacity.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. For the first quarter of 2005, our net market pulp position (shipments less purchases) was approximately 150,000 tons.
     Our Papers business is our most important segment, representing 55% of consolidated sales in the first quarter of 2005, or 61% when including sales of Domtar paper through our own Paper Merchants business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 17 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House in three locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in the first quarter of 2005, or 15% when excluding sales of Domtar paper.

WOOD
Our Wood business comprises the manufacturing and marketing of lumber and wood-based value-added products, and the management of forest resources. We operate ten sawmills (six in Quebec and four in Ontario, following the permanent closure of the Chapleau sawmill effective March 6, 2005) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 18 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 12% of consolidated sales in the first quarter of 2005.

PACKAGING
Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.
     Norampac’s network of 25 corrugated packaging plants, strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.6 million tons, directly or indirectly supply essentially all the containerboard requirements of the converting plants. Our Packaging business represented 12% of consolidated sales in the first quarter of 2005.

BUSINESS STRATEGY
Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.

Our business strategies are to continue to:

–	anticipate and meet the needs of our customers in order to enhance customer loyalty
–	improve the productivity of our mills and the quality of our products and services
–	broaden our distribution capabilities
–	grow through acquisitions and alliances within our areas of expertise
–	maintain strict financial discipline
–	foster the personal growth and participation of employees
–	act as a responsible corporate citizen.

Through these strategies, we aim to be one of the most attractive investments in the North American basic materials sector by providing superior returns to our shareholders.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS Three months ended March 31		2005	2004
(In millions of Canadian dollars, unless otherwise noted)

Sales		1,259	1,225

EBITDA[1]		124	58

Operating profit (loss)[1]		34	(33)
Excluding specified items[2]		35	(30)

Net earnings (loss)		10	(44)
Excluding specified items[2]		9	(40)

Net earnings (loss) per share (in dollars):
Basic		0.04	(0.19)
Basic, excluding specified items[2]		0.04	(0.18)
Diluted		0.04	(0.19)

Operating profit (loss), excluding specified items, per segment[2]:
Papers		9	(29)
Paper Merchants		5	6
Wood		6	(13)
Packaging		11	5
Corporate		4	1

Total		35	(30)

Average exchange rates	CAN$	1.227	1.318
	US$	0.815	0.759

Dividends per share (in dollars):
Series A Preferred Shares		0.56	0.56
Series B Preferred Shares		0.19	0.20
Common shares		0.06	0.06

		As at	As at
		March 31,	December 31,
		2005	2004

Total assets		5,739	5,688

Total long-term debt, including current portion		2,127	2,034

[1]	EBITDA (Earnings Before Interest (Financing expenses), Taxes and Amortization) is a non-GAAP measure and is determined by adding back amortization expense, including portions related to specified items (impairment losses and write-downs), financing expenses and income taxes to net earnings (see “EBITDA” table). Operating profit is also a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense, closure and restructuring costs and impairment loss from sales. We focus on EBITDA and operating profit as these measures enable us to compare our results between periods without regard to debt service or income taxes (for operating profit) and without regard to amortization (for EBITDA). As such, we believe it would be useful for investors and other users to be aware of these measures so they can better assess our performance. Our EBITDA and operating profit measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
[2]	See “Specified items affecting results and non-GAAP measures”.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify our normal operating activities, thus affecting the comparability of our results from period to period. To measure our performance and that of our business segments from period to period without variations caused by these specified items, we focus on operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains and losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     Operating profit excluding specified items, net earnings excluding specified items, net earnings per share excluding specified items and other such measures excluding specified items are non-GAAP measures. We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely affected our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items. Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
     The following tables reconcile our net earnings and net earnings per share, determined in accordance with GAAP, to our net earnings excluding specified items and net earnings per share excluding specified items, and reconcile our operating profit to our operating profit excluding specified items:

SPECIFIED ITEMS Three months ended March 31	2005			2004
(In millions of Canadian dollars, unless otherwise noted)
			NET EARNINGS			NET LOSS PER
	OPERATING	NET	PER SHARE	OPERATING	NET	SHARE (IN
	PROFIT	EARNINGS	(IN DOLLARS)	LOSS	LOSS	DOLLARS)

As per GAAP*	34	10	0.04	(33)	(44)	(0.19)

Specified items
Sales of property, plant and equipment (i)	(3)	(3)		—	—
Closure and restructuring costs (ii)	6	4		8	6
Unrealized mark-to-market gains or losses (iii)	(2)	(1)		(5)	(3)
Foreign exchange gains or losses (iv)	—	(1)		—	1

	1	(1)	—	3	4	0.01

Excluding specified items	35	9	0.04	(30)	(40)	(0.18)

*	Except for operating profit (loss) which is a non-GAAP measure.

(i)	Our results reflect gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges were presented under “Closure and restructuring costs” in the financial statements.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses were presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIRST QUARTER 2005 VS FIRST QUARTER 2004 OVERVIEW

SALES OF $1.3 BILLION
Sales in the first quarter of 2005 amounted to $1,259 million, an increase of $34 million over sales of $1,225 million in the first quarter of 2004. This increase is attributable to higher average US$ selling prices for the majority of our products and higher lumber shipments, partially offset by the negative impact of a 7% decline in the quarter-over-quarter average value of the U.S. dollar relative to the Canadian dollar and lower pulp and paper shipments.

OPERATING PROFIT OF $34 MILLION
Cost of sales decreased by $20 million or 2% in the first quarter of 2005 compared to the first quarter of 2004. Although costs for freight, purchased wood, chemicals and energy increased in the first quarter of 2005 compared to the first quarter of 2004, these were more than offset by the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs, overall lower shipments, as well as a decrease in other costs, partially due to savings realized from restructuring activities.
     Selling, general and administrative (SG&A) expenses decreased by $10 million or 14% in the first quarter of 2005 compared to the first quarter of 2004. This decrease is mainly attributable to the positive impact of a weaker U.S. dollar on our U.S. dollar denominated costs, as well as lower overall costs.
     Operating profit in the first quarter of 2005 amounted to $34 million compared to an operating loss of $33 million in the first quarter of 2004. Excluding specified items, operating profit totaled $35 million in the first quarter of 2005 compared to an operating loss of $30 million in the first quarter of 2004. This $65 million improvement in operating profit excluding specified items is largely attributable to higher average selling prices for the majority of our products, lower costs partially attributable to savings realized from restructuring activities, as well as higher lumber shipments. These factors were partially offset by the $27 million negative impact of a weaker U.S. dollar (including the effect of our hedging program), lower shipments for pulp and paper, as well as higher freight, purchased wood, chemicals and energy costs.
     EBITDA for the first quarter of 2005 compared to the first quarter of 2004 was as follows:

EBITDA Three months ended March 31	2005	2004

(In millions of Canadian dollars)

Net earnings (loss)	10	(44)
Income tax recovery	(9)	(27)
Financing expenses	34	39
Amortization of deferred gain	(1)	(1)
Amortization	90	91

EBITDA	124	58

SPECIFIC COST REDUCTION INITIATIVES
In 2004, we announced initiatives aimed at achieving a run-rate of $100 million in annual cost reductions at the end of 2005, which included, among others, the restructuring of our Canadian pulp and paper operations, the indefinite closure of a paper machine, its sheeter and pulp mill at our Cornwall mill, the elimination of permanent positions throughout the Company and the restructuring of our lumber operations in northeastern Ontario. As at March 31, 2005, the implementation of these initiatives was on track and we have achieved a run-rate of $45 million in savings stemming from these initiatives.

NET EARNINGS OF $10 MILLION
Net earnings for the first quarter of 2005 amounted to $10 million ($0.04 per common share) compared to a net loss of $44 million ($0.19 per common share) in the first quarter of 2004. Excluding specified items, net earnings amounted to $9 million ($0.04 per common share) in the first quarter of 2005 compared to a net loss of $40 million ($0.18 per common share) in the first quarter of 2004. The $49 million improvement in net earnings excluding specified items was attributable to improved operating results from the factors mentioned above, a $6 million tax recovery adjustment recorded in the first quarter of 2005 and lower financing expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPERS

SELECTED INFORMATION Three months ended March 31	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales	691	710

EBITDA	75	31

Operating profit (loss)	6	(38)
Closure and restructuring costs[1]	6	8
Unrealized mark-to-market gains or losses[1]	(3)	1

Operating profit (loss), excluding specified items	9	(29)

Shipments
Paper (in thousands of ST)	637	663
Pulp (in thousands of ADST)	146	210

Paper shipments by product offering (%):
Copy and offset grades	56	59
Uncoated commercial printing & publication and premium imaging grades	17	17
Coated commercial printing & publication grades	12	9
Technical and specialty grades	15	15

Total	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	817	723
Offset 50 lb rolls (US$/ton)	733	587
Coated publication, no. 3, 60 lb rolls (US$/ton)	870	775
Pulp NBSK — U.S. market (US$/ADMT)	670	600
Pulp NBHK — Japan market[3] (US$/ADMT)	497	467

[1]	See “Specified items affecting results and non-GAAP measures”.
[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.
[3]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

SALES AND OPERATING PROFIT
Sales in our Papers business amounted to $691 million in the first quarter of 2005, a decrease of $19 million or 3% in comparison to the first quarter of 2004. This decrease was mainly attributable to lower pulp and paper shipments as well as to the negative impact of a weaker U.S. dollar. These factors were partially offset by higher average selling prices for paper and pulp.
     Operating profit in our Papers business totaled $6 million in the first quarter of 2005 (or $9 million when excluding specified items) compared to an operating loss of $38 million (or an operating loss of $29 million when excluding specified items) in the first quarter of 2004. Excluding specified items, the $38 million improvement in operating profit is largely the result of higher average selling prices for paper and pulp, as well as lower costs partially attributable to the realization of savings stemming from restructuring activities. Partially offsetting these factors were lower shipments of pulp and paper, the negative impact of a weaker U.S. dollar as well as higher freight, purchased wood, chemical and energy costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in the first quarter of 2005 compared to the first quarter of 2004. Within our Canadian operations, the decline of the U.S. dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.
     Our average transaction prices for our basket of copy and offset grades increased on average by approximately US$95/ton in the first quarter of 2005 compared to the first quarter of 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 31% of our paper sales in the first quarter of 2005, were higher on average by US$88/ton and US$157/ton, respectively, in the first quarter of 2005 compared to the first quarter of 2004. A US$60/ton price increase was announced for cut-size copy and offset rolls effective March 15, 2005.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp increased by US$59/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$45/tonne in the first quarter of 2005 compared to the first quarter of 2004. A US$30/tonne price increase for NBSK pulp and US$10/tonne price increase for NBHK became effective February 1, 2005. Further successive price increases of US$20/tonne were announced for NBHK pulp effective March 1, 2005 and April 1, 2005.

OPERATIONS
Our paper shipments to capacity ratio stood at 98% for the first quarter of 2005 compared to 100% in the first quarter of 2004. The effect on shipments of the indefinite closure of a paper machine at our Cornwall mill in the first quarter of 2005 was offset by the effect on shipments of the strike at our Vancouver mill during the first quarter of 2004.
     Our pulp shipments decreased by 64,000 tons in the first quarter of 2005 compared to the first quarter of 2004. In December 2004, we closed the pulp dryer at our Ashdown SBHK (Southern Bleached Hardwood Kraft) and SBSK (Southern Bleached Softwood Kraft) pulp mill due to a wood shortage arising from competitive pressures and wet weather conditions in the south of the U.S. in the fourth quarter of 2004. The mill lost approximately 30,000 tons of market pulp through the end of March 2005 and was forced to seek purchased wood fiber outside its normal fiber basket to feed its machines, which led to higher costs. The pulp dryer resumed production in late February. The indefinite closure of the Cornwall pulp mill also affected pulp market shipments as previous market pulp shipments from our Woodland, Windsor and Espanola pulp mills are now used internally to supply the Cornwall mill.
     Negotiations are ongoing for the renewal of certain collective agreements that expired between April 2004 and September 2004 for our Cornwall, Ottawa-Hull, Espanola and Lebel-sur-Quévillon mills. The collective agreement at our Windsor mill expires at the end of April 2005.
     In December 2003, we decided to shutdown one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. In early 2004, we also announced the elimination of approximately 330 permanent positions over the course of 2004 to 2006 within our Papers operations.
     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and its sheeter at our Cornwall mill, which became effective January 27, 2005, until economic and market conditions allow these assets to operate profitably. This is resulting in a temporary curtailment of 150,000 tons of pulp and 85,000 tons of paper per annum and is impacting approximately 390 positions for an indefinite period.
     In addition, as part of our capital expenditures program, we continued to invest in an Enterprise Resource Planning (ERP) system and a paper logistics management system with the goal of improving the quality and efficiency of our services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PAPER MERCHANTS

SELECTED INFORMATION Three months ended March 31	2005	2004

(In millions of Canadian dollars)

Sales	259	263

EBITDA	6	7

Operating profit	5	6

SALES AND OPERATING PROFIT
Our Paper Merchants business generated sales of $259 million in the first quarter of 2005, a decrease of $4 million or 2% in comparison to the first quarter of 2004. This decrease was primarily attributable to the negative impact of a weaker U.S. dollar.
     Operating profit totaled $5 million in the first quarter of 2005 (reflecting an operating margin of 1.9%), compared to $6 million (reflecting an operating margin of 2.3%) in the first quarter of 2004. The $1 million decrease in operating profit was primarily due to the negative impact of a weaker U.S. dollar.

WOOD

SELECTED INFORMATION Three months ended March 31	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales
Lumber sales	138	100
Wood chips and other sales	47	43

Sub-total	185	143
Intersegment sales	(34)	(35)

	151	108

EBITDA	17	(2)

Operating profit (loss)	6	(13)

Shipments (millions of FBM)	280	228

Shipments by product offering (%):
Random lengths	34	34
Studs	35	38
Value-added	26	22
Industrial	5	6

Total	100	100

Benchmark prices[1]:
Lumber G.L. 2×4×8 stud ($US/MFMB)	462	368
Lumber G.L. 2×4 R/L no. 1 & no. 2 (US$/MFBM)	462	431

Lumber duties (cash deposits)	14	12

[1]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SALES AND OPERATING PROFIT
Sales in our Wood business amounted to $151 million in the first quarter of 2005, an increase of $43 million or 40% over sales of $108 million in the first quarter of 2004. This increase is largely due to higher lumber shipments and average selling prices, partially offset by the negative impact of a weaker U.S. dollar.
     Operating profit in our Wood business totaled $6 million in the first quarter of 2005 compared to an operating loss of $13 million in the first quarter of 2004. The $19 million improvement in operating profit was largely the result of higher average selling prices and shipments for lumber, as well as productivity gains and savings stemming from restructuring activities. These factors were partially offset by the negative impact of a weaker U.S. dollar and higher freight costs.
     Cash deposits of $14 million were made on our softwood lumber exports to the U.S. in the first quarter of 2005 compared to $12 million in the first quarter of 2004. The $2 million increase in duties is largely due to an increase in shipments being exported to the U.S., partially offset by the decrease in countervailing and antidumping duties rate (rate decreased from 27.22% to 20.95% as of January 1, 2005). Since May 22, 2002, cash deposits of $159 million (US$117 million) for countervailing and antidumping duties have been made and expensed by Domtar.

PRICING ENVIRONMENT
Our average transaction prices for Great Lakes 2×4 studs and random lengths increased by US$94/MFBM and US$31/MFBM, respectively, in the first quarter of 2005 compared to the first quarter of 2004. Our Canadian dollar denominated prices rose by a lesser amount, given that these are derived from U.S. dollar denominated prices.

OPERATIONS
In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec, to be located on the current site of Tembec’s Kirkland Lake sawmill, which is slated for closure. This measure impacted approximately 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative will allow us to add a third shift at our Elk Lake sawmill in April 2005 to process fiber that will become available after the closure of the Tembec sawmill at Kirkland Lake.
     In early March 2005, a fire destroyed our Elk Lake planing mill facility. However, the sawmill and kiln dryers at this facility were saved. It is management’s intention to rebuild the planer mill at the earliest possible date. Planing activity was temporarily transferred to our Chapleau planing mill facility.
     In the first quarter of 2004, certain of our operations were negatively impacted by temporary mill closures, which were beyond our control. Production at our White River sawmill, which was halted in mid-2003, reopened only in late February 2004. We will continue to examine opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
     The Province of Quebec has adopted new legislation, which became effective April 1, 2005, that reduces allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually under our existing licenses from the Quebec government will be reduced by approximately 500,000 cubic meters. This will only affect the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as seeking alternate sources of fiber. If we are unable to maintain an adequate supply of fiber, our Northern Quebec softwood sawmill and market pulp operations would have to operate at a level significantly below their capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.

MANAGEMENT’S DISCUSSION AND ANALYSIS

PACKAGING

SELECTED INFORMATION Three months ended March 31	2005	2004

(In millions of Canadian dollars, unless otherwise noted)

Sales	158	144

EBITDA	21	19

Operating profit	13	11
Sales of property, plant and equipment[1]	(3)	—
Unrealized mark-to-market gains or losses[1]	1	(6)

Operating profit, excluding specified items	11	5

Shipments[2]:
Containerboard (in thousands of ST)	84	77
Corrugated containers (in millions of square feet)	1,630	1,630

Benchmark prices[3]:
Unbleached kraft linerboard, 42 lb East (US$/ton)	500	412

[1]	Refer to “Specified items affecting results and non-GAAP measures”.
[2]	Represents 50% of Norampac’s trade shipments.
[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

SALES AND OPERATING PROFIT
Our 50% share of Norampac’s sales amounted to $158 million in the first quarter of 2005, an increase of $14 million or 10% compared to the first quarter of 2004. This increase was mainly due to higher average selling prices for both containerboard and corrugated containers and higher shipments of containerboard, partially offset by the negative impact of a weaker U.S. dollar.
     Our 50% share of Norampac’s operating profit amounted to $13 million in the first quarter of 2005 (or $11 million when excluding specified items) compared to $11 million in the first quarter of 2004 (or $5 million when excluding specified items). The $6 million increase in operating profit when excluding specified items is mainly attributable to higher average selling prices for both containerboard and corrugated containers, partially offset by the negative impact of a weaker U.S. dollar.

PRICING ENVIRONMENT
Norampac’s average Canadian dollar net selling prices for containerboard products and corrugated boxes increased by 12% and 7%, respectively, in the first quarter of 2005 compared to the first quarter of 2004.

OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, decreased to 59% in the first quarter of 2005, down from 64% in the first quarter of 2004.
     During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCING EXPENSES AND
INCOME TAXES

FINANCING EXPENSES
In the first quarter of 2005, financing expenses amounted to $34 million (or $36 when excluding specified items of $2 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) compared to $39 million in the first quarter of 2004 (or $38 million when excluding specified items of $1 million relating to our proportionate share of Norampac’s foreign exchange loss on the translation of a portion of its long-term debt). This $2 million decrease in financing expenses when excluding specified items is largely due to the positive impact of a weaker U.S. dollar on our U.S. dollar interest expense, partially offset by the impact of higher short-term interest rates.

INCOME TAXES
In the first quarter of 2005, our income tax recovery totaled $9 million compared to an income tax recovery of $27 million in the first quarter of 2004. The variation in our income tax recovery results from a combination of factors, including a tax recovery adjustment of $6 million recorded in the first quarter of 2005 following the income tax reassessment of a prior year by tax authorities, the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.

BALANCE SHEET

Our total consolidated assets were $5,739 million as at March 31, 2005 compared to $5,688 million as at December 31, 2004. Receivables amounted to $273 million as at March 31, 2005, an increase of $40 million when compared to $233 million as at December 31, 2004. This increase reflects higher sales in March 2005 compared to December 2004, mainly due to higher average selling prices for all our major products except for papers and higher shipments for all of our major products. Total inventories as at March 31, 2005 were $796 million, an increase of $73 million when compared to $723 million as at December 31, 2004. This increase mainly reflects higher levels of raw materials (roundwood inventory) held at the sawmills. The increase in inventory is also attributable to higher work in process and finished goods inventory due to higher production levels compared to shipments. Property, plant and equipment as at March 31, 2005 totaled $4,160 million compared to $4,215 million as at December 31, 2004. This $55 million decrease was mainly due to a greater level of amortization expense compared to capital expenditures, partially offset by the positive impact of a stronger U.S. dollar (based on month-end exchange rates) on our U.S. mill assets. Other assets stood at $277 million as at March 31, 2005 compared to $265 million as at December 31, 2004. This $12 million increase was mainly attributable to higher funding of our pension assets compared to pension expense.

     Trade and other payables were $670 million as at March 31, 2005, an increase of $16 million compared to $654 million as at December 31, 2004. This increase is mainly attributable to the timing of payments and purchases in March 2005 versus December 2004 as well as an increase in interest payable. Long-term debt (including the portion due within one year) was $2,127 million as at March 31, 2005, an increase of $93 million compared to $2,034 million as at December 31, 2004. This increase is attributable to additional net borrowings and the negative impact of a stronger U.S. dollar (based on month-end exchange rates) on our U.S. dollar denominated debt. Accumulated foreign translation adjustments were negative $192 million as at March 31, 2005 compared to negative $190 million as at December 31, 2004. This variation reflected the net impact of a stronger U.S. dollar on the net assets of our self-sustaining U.S. subsidiaries, or $6 million, net of the impact of a stronger U.S. dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $11 million, and its corresponding income tax effect of $3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND
CAPITAL RESOURCES

SELECTED INFORMATION Three months ended March 31	2005	2004
(In millions of Canadian dollars)

Cash flows provided from operating activities before changes in working capital and other items	88	17
Changes in working capital and other items	(122)	(86)

Cash flows used for operating activities	(34)	(69)
Net additions to property, plant and equipment	(28)	(41)

Free cash flow[1]	(62)	(110)

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the issuance of debt and/or equity. The availability and cost of debt financing is dependent, among other things, upon our credit ratings.

OPERATING ACTIVITIES
Cash flows used for operating activities totaled $34 million in the first quarter of 2005 compared to $69 million in the first quarter of 2004. This $35 million improvement in cash flows generated from operations mainly reflects the above-mentioned increase in EBITDA, partially offset by increased requirements for working capital, primarily due to inventory fluctuations. The first quarter of the year is typically impacted by seasonally high requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.

     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.
     The Corporation sells a portion of its Canadian and U.S. receivables through securitization programs. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. As at March 31, 2005, the value of securitized receivables amounted to $240 million compared to $236 million as at December 31, 2004. The Corporation expects to continue to sell receivables on an ongoing basis, given the attractive discount rates. Should it decide to discontinue these programs, its working capital and bank debt requirements would increase. Such sales of receivables are contingent upon retaining specified credit ratings. The loss of such ratings would, absent appropriate waivers, increase working capital and bank debt requirements.

INVESTING ACTIVITIES
Cash flows used for investing activities totaled $32 million in the first quarter of 2005, compared to $41 million in the first quarter of 2004. This $9 million decrease in cash flows used for investing activities was mainly due to lower additions to property, plant and equipment ($33 million in the first quarter of 2005 compared to $44 million in the first quarter of 2004). We intend to limit our annual capital expenditures to below 75% of amortization. Annual capital expenditures required to maintain existing operations are expected to amount to approximately $125 million in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Free cash flow in the first quarter of 2005 was negative $62 million compared to negative $110 million in the first quarter of 2004, reflecting an improvement of $48 million in free cash flow due mainly to improved operating and investing cash flows as a result of the above-mentioned factors.

FINANCING ACTIVITIES
In the first quarter of 2005, cash flows provided from financing activities amounted to $59 million compared to $133 million in the first quarter of 2004. This decrease is largely attributable to lower financing requirements due to improved profitability in the first quarter of 2005.

	As at	As at
NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1]	March 31, 2005	December 31, 2004
(In millions of Canadian dollars, unless otherwise noted)

Bank indebtedness	13	22
Long-term debt (including portion due within one year)	2,127	2,034
Cash and cash equivalents	(46)	(52)

Net debt	2,094	2,004
Shareholders’ equity	2,043	2,046

Total capitalization	4,137	4,050

Net debt-to-total capitalization (%)	50.6%	49.5%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

As at March 31, 2005, our net debt-to-total capitalization ratio stood at 50.6% compared to 49.5% as at December 31, 2004. Net indebtedness, including $176 million representing our 50% share of the net indebtedness of Norampac, was $2,094 million as at March 31, 2005. This compares to $2,004 million as at December 31, 2004, including $174 million for our 50% share of the net indebtedness of Norampac. The $90 million increase in net indebtedness was largely due to the additional net borrowings as well as the negative impact of a stronger U.S. dollar (based on month-end exchange rates) on our U.S. dollar denominated debt.

     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     As at March 31, 2005, the new credit facility had drawings totaling US$244 million ($295 million), US$9 million ($11 million) of letters of credit outstanding and no amounts drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$447 million ($541 million) of availability for future drawings under this facility. As of December 31, 2004, under the prior facility, we had drawings of US$112 million ($135 million), US$9 million ($10 million) letters of credit outstanding, no amounts drawn in the form of bank overdraft and included in “Bank indebtedness” and US$71 million ($86 million) outstanding under the term loan.
     As at March 31, 2005, we had a provision of $5 million related to letters of credit ($5 million as at December 31, 2004).
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or US prime rate. This new credit facility also requires commitment fees that vary with our credit rating.
     Our borrowing agreements contain restrictive covenants. In particular, our unsecured bank credit facility contains covenants that require compliance with certain financial ratios on a quarterly basis. In addition, the indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid, the amount of shares that may be repurchased for cancellation and the amount of new long-term debt that may be incurred.
     In the first quarter of 2005, common shares amounting to $3 million were issued pursuant to our stock option and share purchase plans versus $7 million in the first quarter of 2004. We did not purchase for cancellation any of our common shares in either of the three-month periods ended March 31, 2005 and March 31, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at March 31, 2005, we had 230,447,701 common shares, 69,576 Series A Preferred Shares and 1,440,000 Series B Preferred Shares issued and outstanding.

     As at March 31, 2005, we had 5,576,844 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations. The description of these arrangements and their impact on our results of operations and financial position for the year ended December 31, 2004 can be found on page 94 of our 2004 Annual Report1 and have not changed materially since December 31, 2004.

GUARANTEES

Domtar has provided certain guarantees with regards to its pension plans, its E.B. Eddy acquisition, its indemnifications related to the sale of its businesses and real estate, its debt agreements and its leases. The description of these guarantees and their impact on our results of operations and financial position for the year ended December 31, 2004 can be found on pages 95 and 96 of our 2004 Annual Report1 and have not changed materially since December 31, 2004.

CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments, such as debentures and notes, operating leases, letters of credit and others. The summary of our obligations and commitments as at December 31, 2004 can be found on page 97 of our 2004 Annual Report1 and have not materially changed since December 31, 2004.

     For the foreseeable future, we expect cash flows from operations and from various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

Selected quarterly financial information for the nine most recently completed quarters ending March 31, 2005 is disclosed below.

SELECTED QUARTERLY						2003					2004	2005
FINANCIAL INFORMATION		1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year	1st
(In millions of Canadian dollars, unless otherwise noted)

Sales		1,388	1,336	1,266	1,177	5,167	1,225	1,346	1,335	1,209	5,115	1,259

EBITDA		176	152	131	55	514	58	122	158	90	428	124

Operating profit (loss)		78	56	36	(265)	(95)	(33)	28	66	(12)	49	34
Excluding specified items		73	55	31	(33)	126	(30)	33	65	(2)	66	35

Net earnings (loss)		27	8	3	(231)	(193)	(44)	(1)	29	(26)	(42)	10
Excluding specified items		22	11	—	(43)	(10)	(40)	4	23	(20)	(33)	9

Net earnings (loss) per share (in dollars):
Basic		0.12	0.03	0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04
Basic, excluding specified items		0.09	0.05	—	(0.19)	(0.05)	(0.18)	0.02	0.10	(0.09)	(0.15)	0.04
Diluted		0.12	0.03	0.01	(1.01)	(0.86)	(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04

Trade shipments
Papers (in thousands of ST)		627	634	632	606	2,499	663	659	649	591	2,562	637
Market pulp (in thousands of ADST)		207	189	185	188	769	210	199	182	217	808	146
Lumber (in millions of FBM)		227	259	252	261	999	228	267	272	242	1,009	280
Containerboard (in thousands of ST)		83	77	80	80	320	77	74	75	74	300	84
Corrugated containers (in millions of SF)		1,550	1,737	1,759	1,653	6,699	1,630	1,736	1,767	1,669	6,802	1,630

Benchmark prices [1]
Papers
Copy 20 lb sheets	(US$/ST)	793	787	760	733	768	723	783	818	850	794	817
Offset 50 ln rolls	(US$/ST)	673	653	600	585	628	587	652	715	750	676	733
Coated publication, no. 3, 60 lb rolls	(US$/ST)	810	815	805	785	804	775	772	827	870	811	870
Pulp NBSK — U.S. market	(US$/ADMT)	507	580	550	575	553	600	660	670	630	640	670
Pulp NBHK — Japan market [2]	(US$/ADMT)	432	504	467	478	470	467	520	510	465	490	497
Wood
Lumber G.L. 2×4×8 studs	(US$/MFBM)	314	318	360	316	327	368	435	461	401	417	462
Lumber G.L. 2×4 R/L, no. 1 & no. 2	(US$/MFBM)	305	306	381	367	340	431	495	502	409	459	462
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ST)	428	425	418	412	421	412	462	500	500	468	500

Average exchange rates	CAN$	1.510	1.398	1.380	1.316	1.401	1.318	1.359	1.307	1.221	1.301	1.227
	US$	0.662	0.715	0.725	0.760	0.714	0.759	0.736	0.765	0.819	0.769	0.815

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

Sales and operating profit experienced a steady decline throughout 2003. This was mainly in line with the steady weakening of the U.S. dollar and continued low selling prices. In addition, lower shipments further impacted our results during this period. Our quality and profitability improvement programs initiated in 2002 were hampered by difficult market conditions in 2003, but did enable us, when excluding the impact of lower volumes, to more than offset the impact of inflation on salaries and benefits.

     The first quarter of 2004 started in much the same fashion as the fourth quarter of 2003, mostly due to the impact of higher shipments and sustained efforts to reduce costs being offset by lower selling prices. However, the second and third quarters of 2004 showed a marked improvement, despite the continued weakening of the U.S. dollar, due to higher average selling prices for all our products as price increases were being implemented. Our paper shipments remained relatively stable from the beginning of 2004 through to the third quarter of 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The fourth quarter of 2004 was weak, as demand for the majority of our products slowed, the weakness of the U.S. dollar continued to impact our results and we continued to face high costs for fiber and energy usage. Shipments for papers, lumber and corrugated containers for the fourth quarter of 2004 were lower than the third quarter, mainly due to seasonally weaker demand. Typically, second and third quarters are seasonally stronger in terms of results, as demand normally picks up during the spring and summer months.

     The first quarter of 2005 reflects an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill kept pulp shipments low. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. Nonetheless, our results continued to be negatively affected by the weakness of the U.S. dollar, as well as high costs for purchased wood, chemicals, freight and energy.

ACCOUNTING CHANGE

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
In June 2003, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 applies to annual and interim periods beginning on or after November 1, 2004. The application of this guideline does not have an impact on our unaudited interim consolidated financial statements under Canadian GAAP.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.

     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
     The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on our results of operations and financial position for the year ended December 31, 2004, as well as the effect of changes to these estimates can be found on pages 104 to 111 of our 2004 Annual Report1 and have not materially changed since December 31, 2004.

RISKS AND UNCERTAINTIES

PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.

     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North America or international markets, inventory de-stocking by customers and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.

[1]	Our 2004 Annual Report can be found on our website at www.domtar.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS

In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives. Any substantial shift in demand from our products to competing technologies or materials could have a material adverse effect on our business, financial condition and operating results.

     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins resulting in substantial declines in profitability and sometimes, net losses. See “Sensitivity Analysis”.

FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices of similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins.

OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers and distributors, machine performance, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy prices, fiber prices, other raw material prices and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.

Fiber supply
We use hardwood and softwood fiber for the production of our papers and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.

     The Province of Quebec has adopted new legislation, which became effective April 1, 2005, that reduces allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually under our existing licenses from the Quebec government will be reduced by approximately 500,000 cubic meters. This will only affect the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as seeking alternate sources of fiber. If we are unable to maintain an adequate supply of fiber, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below their capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of softwood and hardwood fiber and the availability of wood chips may be affected.

ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for authorization issuances and their timing. Changes to environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our financial results and financial condition.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the authorities, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our financial results and financial condition.

     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.
     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler M.A.C.T. Rules that further regulate effluent and air emissions. We comply with all present regulations.

LUMBER EXPORT DUTIES
The United States Department of Commerce announced that it had imposed cash deposit requirements on the Canadian softwood lumber industry with a final aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. Since May 22, 2002, based on a final decision by the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States. The Canadian Government has challenged both the countervailing and antidumping rates with the World Trade Organization and the North American Free Trade Agreement. As of January 1, 2005, cash deposits for countervailing and antidumping duties are being made and expensed by Domtar at a new rate of 20.95%, that is, 17.17% for countervailing and 3.78% for antidumping.

     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.

LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending as at March 31, 2005 cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our financial position, earnings or cash flows.

     In April 2003, the Canadian Competition Bureau (the “Bureau”) began an investigation of Canada’s major distributors of carbonless paper and other fine paper products, including our Paper Merchants in Canada. In March 2004, the Bureau expanded its investigation to include dealings between the Corporation and Xerox Canada Limited. Although the investigation is continuing, we are not able to predict the outcome of this investigation or the impact, if any, it may have on us.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON [1,2]
(In millions of Canadian dollars, unless otherwise noted)	OPERATING		NET	EARNINGS
	PROFIT		EARNINGS	PER SHARE

Each US$10/unit change in the selling price of the following products[3]:
Papers
Copy and offset grades	19		12	0.05
Uncoated commercial printing & publication and premium imaging grades	6		4	0.02
Coated commercial printing & publication grades	4		3	0.01
Technical & specialty grades	5		3	0.01
Pulp — net position	8		5	0.02
Wood
Lumber	14		9	0.04
Packaging
Containerboard	9		6	0.03

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[5]	6	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	N/A		2	0.01

Energy[4] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	3		2	0.01
Crude oil: US$1/barrel change in price before hedging	1		1	0.00

[1]	Based on an exchange rate of $1.282.
[2]	Based on a marginal tax rate of 35%.
[3]	Based on budgeted 2005 capacity (in tons, tonnes or MFBM).
[4]	Based on budgeted 2005 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.
[5]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $15 million.

Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BENCHMARK PRICES

											Average
											1996-	Q1	Q1
BENCHMARK PRICES[1]		1996	1997	1998	1999	2000	2001	2002	2003	2004	2004	2004	2005
(In millions of Canadian dollars, unless otherwise noted)

Papers
Copy 20 lb sheets	(US$/ton)	848	769	780	778	877	815	776	768	794	801	723	817
Offset 50 lb rolls	(US$/ton)	736	756	666	659	757	719	692	628	676	699	587	733
Coated publication, no. 3, 60 lb rolls	(US$/ton)	943	941	909	851	948	853	767	804	811	870	775	870
Pulp NBSK — U.S. market	(US$/ADMT)	586	588	544	541	685	558	491	553	640	576	600	670
Pulp NBHK — Japan market2	(US$/ADMT)	501	514	444	508	681	485	427	470	490	502	467	497
Wood
Lumber 2×4×8 stud	(US$/MFBM)	403	386	375	390	319	345	336	327	417	366	368	462
Lumber 2×4 R/L, no. 1 & no. 2	(US$/MFBM)	441	447	377	440	351	345	331	340	459	392	431	462
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)	371	336	373	400	468	445	427	421	468	412	412	500

Average exchange rates	CAN$	1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301		1.318	1.227
	US$	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769		0.759	0.815

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

HISTORICAL PRICES
KEY BENCHMARK PRICES

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

Although we experienced stronger overall shipments and higher average selling prices for most of our products in the first quarter of 2005 compared to the last quarter of 2004, market conditions are expected to remain challenging during the balance of the year. Nonetheless, our objective to further reduce costs and deliver annualized targeted savings of $100 million by the end of the year is on track.

INTERNAL CONTROLS

We have complied with the Multilateral Instrument 52-109 “Certification of Disclosure in Issuer’s Annual and Interim Filings” issued by the Canadian Securities Administrators and have filed form 52-109FT2 “Certification of Interim Filings during Transition Period” with the appropriate securities regulators in Canada. These certificates can be found on the SEDAR website.

Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.